EXHIBIT 99.1

NXT Energy Solutions Announces 2018 Third Quarter Results

CALGARY, Alberta, Nov. 14, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the quarter-ended September 30, 2018.  All dollar amounts herein are in Canadian Dollars.

Q3 Financial and Operating Highlights

Key financial and operational highlights for the third quarter of 2018 include:

· Following the Company’s participation at the Upstream West Africa Summit in Senegal in Q2, NXT management traveled twice to Africa to meet with representatives of the Nigerian National Petroleum Corporation (“NNPC”) and the Ghana National Petroleum Corporation (“GNPC”) to discuss the benefits SFD® would bring to their current exploration programs.

  Discussions with NNPC and GNPC have continued in the fourth quarter and NXT is providing SFD® due diligence material to facilitate their review of our technology for the potential utilization of SFD®.

· In September we were invited by BGP Inc., a subsidiary of China National Petroleum Corporation, to participate at its biannual “2018 BGP Technical Seminar” in Beijing, where over 200 industry experts came together.  NXT has been in discussion with BGP executives and geoscientists for the last three years and has visited their respective headquarters.  BGP also invited NXT to consider further business opportunities and has introduced NXT to their country managers.  BGP operates in over 40 countries worldwide and is the largest seismic acquisition company in the world.  NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.

· As a result of recent political changes in the government of Sri Lanka, our contract negotiations have been put on hold.  We will assess the situation as to when discussions can be renewed.

· Following the signing of a MOU between Generation Resource Discoveries (“GRD”), NXT’s regional representative, and the Government of Aceh, Indonesia on February 22, 2018, GRD has extended discussions, previously expected to conclude in August, to secure funding and the required permits for a geophysical survey over an area of up to 20,000 km2 in the North Sumatra basin offshore Aceh, Indonesia.  NXT management is planning to join GRD for meetings during the fourth quarter with the aim of successfully concluding financing and permit discussions.  Upon successful completion of both components, NXT will work with GRD to design an SFD® survey to be included as part of the larger geophysical survey.

· NXT presented at the National Oil Company Assembly held in Amsterdam during September, 2018 which has generated new interest from certain oil and gas companies in attendance at the conference.  NXT is following up with these companies directly.

· In September, 2018, NXT received a United States patent for its new sensor design we term the “Cascade” configuration.

  The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent.  Management believes the Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.

· NXT completed a private placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit, marginally less than the original target of $10,076,416 and the issuance of 10,905,212 units that was announced in the first quarter (the "Private Placement").  Each unit consists of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018.

· NXT entered into an Investor Rights Agreement with Alberta Green Ventures Limited Partnership (the "Subscriber" or "AGV") in conjunction with the completion of the Private Placement.  The Subscriber now holds approximately 20.0% of the Company’s 68,573,558 outstanding common shares (including common shares issuable through the exercise of its warrants).

· No survey revenues were recorded for the first three quarters of 2018.

· A net loss of $1.66 million was recorded for Q3-18, including amortization expense of $0.45 million and stock-based compensation expense of $0.11 million.

· A net loss of $5.58 million was recorded for 2018 YTD, including amortization expense of $1.34 million and stock-based compensation expense of $0.56 million.

· Operating activities used $1.60 million of cash during Q3-18 and net cash proceeds provided from financing activities was $0.81 million.

· Losses per common share were $0.02 for Q3-18 and $0.09 for 2018 YTD (basic and diluted).

· Operating activities used $4.88 million as at 2018 YTD and net cash from financing activities was $9.19 million.

· General and administrative costs for 2018 YTD as compared to 2017 YTD have been reduced by $0.59 million or 16% mostly due to a reduction in headcount and partially offset by increased business development activity.

· Cash and short-term investments at the end of the Q3-18 were $5.41 million.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “NXT had a very busy third quarter pursuing a number of strategic contract opportunities.  In addition, we made further advancements in our intellectual property protection and completed the final tranche of our Private Placement announced in February.  I am confident that our efforts will materialize into future success.

Exploration interest has started to increase globally evidenced by significant number of countries announcing bid-rounds recently.  Oil and gas companies globally, both NOC and international oil companies (“IOC”), are being required to make strategic decisions on where to efficiently invest their resources.  They require good quality prospect level data.  SFD® is the only airborne tool that provides prospect level information and we are therefore engaged in discussions with NOCs and IOCs worldwide.

The need for larger finds and market instability have generated a significant interest in SFD® technology.

On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.  With all of the business development activity currently ongoing in NXT we are looking forward to 2019.”

Summary highlights of NXT's 2018 third quarter financial statements (with comparative figures to 2017) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's third quarter 2018 unaudited condensed interim consolidated financial statements and the related management's discussion and analysis ("MD&A").

(all in Canadian $)	Three months ended September 30,
	2018	2017
Operating results:
Survey revenues	$-	$-
Survey expenses	271,337	261,658
General & administrative expenses	1,031,346	1,013,148
Stock based compensation expense	110,446	162,724
Amortization and other expenses, net	447,942	454,163
	1,861,071	1,891,693
Income (loss) before income taxes	(1,660,031)	(1,935,356)
Income tax expense
Current	-	-
Deferred	-	-
	-	-
Comprehensive loss for the period	(1,660,031)	(1,935,356)

Income (loss) per common share – basic	$(0.02)	$(0.04)
Income (loss) per common share – diluted	$(0.02)	$(0.04)

Number of common shares outstanding as at end of the period	68,573,558	53,856,509
Weighted average number of common shares outstanding for the period:
Basic	68,413,668	53,856,509
Diluted	68,413,668	53,856,509

Cash provided by (used in):
Operating activities	(1,599,655)	(1,649,092)
Financing activities	811,085	(9,252)
Investing activities	250,000	1,440,000
Net cash inflow (outflow)	(538,570)	(218,344)
Cash and cash equivalents, beginning of the period	952,681	288,046
Cash and cash equivalents, end of the period	414,111	69,702

Cash and cash equivalents	414,111	69,702
Short-term investments	5,000,000	60,000
Total cash and short-term investments	5,414,111	129,702

Net working capital balance	5,052,393	(296,846)

	Nine months ended September 30,
	2018	2017
Operating results:
Survey revenues	$-	$-
Survey expenses	788,771	1,037,217
General & administrative expenses	3,123,384	3,712,780
Stock based compensation expense	559,521	497,005
Amortization and other expenses, net	1,342,325	1,443,413
	5,814,001	6,690,415
Income (loss) before income taxes	(5,575,795)	(6,801,451)
Income tax expense (recovery)
Current	-	72,587
Deferred	-	-
	-	72,587
Comprehensive income (loss) for the period	(5,575,795)	(6,874,038)

Income (loss) per common share – basic	$(0.09)	$(0.13)
Income (loss) per common share – diluted	$(0.09)	$(0.13)

Weighted average number of common shares outstanding for the period:
Basic	64,404,403	53,856,509
Diluted	64,404,493	53,856,509

Cash provided by (used in):
Operating activities	(4,881,527)	(4,950,496)
Financing activities	9,189,026	3,079
Investing activities	(4,060,006)	4,526,623
Net cash inflow (outflow)	247,493	(420,794)
Cash and cash equivalents, beginning of the period	166,618	490,496
Cash and cash equivalents, end of the period	414,111	69,702

NXT's 2018 third quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Thursday, November 15, 2018
Time:	4:15 p.m. Eastern Time (2:15 p.m. Mountain Time)
North American Participants Call:	1-800-952-5114
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	9723841#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2017, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs management's discussion and analysis of financial results for the three and nine months ended September 30, 2018 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and condensed consolidated interim financial statements and notes for the three and nine months ended September 30, 2018, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.